

October 31, 2012

<u>Via E-Mail</u>
David Karp
Chief Financial Officer
CounterPath Corporation
Suite 300, One Bentall Centre
505 Burrard Street
Vancouver, British Columbia V7X 1M3, Canada

> **Re:** **CounterPath Corporation**
> **Registration Statement on Form S-3**
> **Filed September 17, 2012**
> **File No. 333-183940**

Dear Mr. Karp:

  We have reviewed your response and have the following comments. Where indicated, we think you should revise your document in response to these comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated October 22, 2012.

<u>General</u>

1. We note your response to prior comment 1, but are unable to concur with your analysis that Covington Capital Corporation is not an affiliate because other shareholders alone or working together can "effectively mitigate any attempted control by Covington over the Company." You state that William Jin, a Senior Vice President of Covington Capital Corporation and a director of the company, does not have the ability to "singly influence or control management and/or the policies of the Company." We believe that control is not determined by the ability to "singly" influence or control management. Covington Capital Corporation appears to have the power to direct or cause the direction of the management and policies of the company as the second largest shareholder of the company and by having a representative of Covington Capital Corporation participate as a board member of the company. Please provide a legal analysis as to why you believe that Covington Capital Corporation does not exercise control over the company given its ongoing impact as a significant shareholder and representative on the board such that you do not consider it an affiliate of the company. Alternatively, consider registering the shares pursuant to General Instruction I.B.6 of Form S-3 and provide the requisite disclosure.

2. Please tell us how you have historically calculated your public float and whether it included the shares held by Covington Capital Corporation. In this regard, it is unclear whether the $38,125,898 public float based on a price of $1.78 per share on October 31,

2011 disclosed on the cover page of your Form 10-K for the fiscal year ended April 30, 2012 excludes shareholders other than your officers and directors.

3.   We note your response to prior comment 1 that the respective boards of directors of Covington Venture Fund Inc. and Covington Fund II Inc. has the power to vote the shares registered in their respective names and that they "make decisions with respect to voting the shares of the Company which best suit such entities." Please tell us what consideration you have given to disclosing Covington Venture Fund Inc. and Covington Fund II Inc. as beneficial owners, rather than Covington Capital Corporation, in your public filings.

Use of Proceeds, page 11

4.   We note your disclosure that you intend to use the net proceeds from the sales of securities being registered for general corporate purposes, including financing acquisitions. Please tell us, with a view toward disclosure, whether you have any plans, proposals or arrangements with regard to any acquisitions.

Incorporation of Certain Information by Reference, page 16

5.   Please revise so that your document specifically incorporates by reference all reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of your latest fiscal year for which a Form 10-K was required to be filed. See Item 12(a)(2) of Form S-3. For example, we note that you have not incorporated by reference your current report on Form 8-K filed October 2, 2012. In addition, please consider revising this section to add language stating that all filings made by you pursuant to the Exchange Act after the date of the initial registration statement and prior to effectiveness of the registration statement shall be deemed to be incorporated by reference into the prospectus. See Question 123.05 of the Division of Corporation Finance's Compliance and Disclosure Interpretations of Securities Act Forms.

Please contact Allicia Lam at (202) 551-3316 or me at (202) 551-3453 with any questions. If you thereafter have questions, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

Jan Woo
Attorney-Adviser

cc: Via Email
      Virgil Z. Hlus
      Clark Wilson LLP